SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2017
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Material Fact - 03/17

Evaluation Report of the Transmission Assets - RBSE and RPC

Companhia Paranaense de Energia – COPEL, a company that generates, transmits, distributes and sells electric energy, with shares listed on BM&FBovespa (CPLE3, CPLE5, CPLE6), NYSE (ELPVY, ELP) and LATIBEX (XCOP), announces to its shareholders and to the market in general that, at meeting held today, the executive board of the Brazilian Electricity Regulatory Agency - Aneel approved the result of the inspection of the evaluation report of the electricity transmission assets existing on May 31, 2000 (Existing System Basic Network - RBSE and Other Transmission Facilities - RPC) related to the concession agreement No. 060/2001 of Copel Geração e Transmissão S.A., and recognized the amount of R$667.6 million as the net value of the assets for the purposes of indemnification as of December 31, 2012.

Until December 31, 2016, based on the information available in Decree No. 120/2016 and in the Tariff Adjustment Procedure (PRORET), the Company, based on its best estimate, had already recognized in its financial statements the amount of R$580.7 million at the base-date of December 31, 2012 and the respective reevaluation of the estimated cash flow, which represented a balance of the asset of R$1,187.0 million, of which R$809.7 million had as counterpart the operating income and affected the result of 2016.

The change in the revaluation of the asset based on the amount approved by Aneel will have an impact of R$224.6 million in the Company's operating revenues in the first quarter of 2017.

The evaluation report of Copel GeT's RBSE-related assets was submitted to Aneel on March 31, 2015 and had a value of R$ 882.9 million as compensation basis, a value of R$ 215.3 million lower than that approved by Aneel. The main discount (R$ 196.3 million) relates to the assets of the Salto Caxias’ Substation SF6.

Curitiba, May 9, 2017.

Luiz Eduardo da Veiga Sebastiani

Finance and Investor Relations Officer

For more information, please contact the Investor Relations team:

ri@copel.com or +55 41 3222-2027

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 9, 2017

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Antonio Sergio de Souza Guetter
Antonio Sergio de Souza Guetter Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.